SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                      Special Value Continuation Fund, LLC
                      ------------------------------------
                                (Name of Issuer)

                     Series A Cumultive Preferred Interests
                     --------------------------------------
                         (Title of Class of Securities)

                                       N/A
                                       ---
                                 (CUSIP Number)

                             Thomas G. Sharpe, Esq.
                             Deputy General Counsel
                              IXIS Capital Markets
                               9 West 57th Street
                               New York, NY 10019
                                 (212) 891-6191

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             Thomas H. French, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000


                                  July 31, 2006
                                  -------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. -  N/A
                                                               Page 2 of 5 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Versailles Assets LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       2,512.5
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               -0-
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   2,512.5
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,512.5
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              37.5%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

Item 1.  Security and Issuer

     This statement on Schedule 13D (the "Schedule 13D") relates to the Series A Cumulative Preferred Interests (the "Preferred Interests") of Special Value Continuation Fund, LLC, a Delaware limited liability company (the "Issuer"). The principal executive offices of the Issuer are located at c/o Tennenbaum Capital Partners, LLC, 2951 28th Street, Suite 1000, Santa Monica, California 90405.

Item 2.  Identity and Background

     (a) This Schedule 13D is being filed by Versailles Assets, LLC, a Delaware limited liability company (the "Reporting Person").

     (b) The address of the principal business and principal office of the Reporting Person is c/o Global Securitization Services, LLC, 445 Broad Hollow Road, Suite 239, Melville, New York 11747.

     (c) The Reporting Person's principal business is to act as an asset backed commercial paper conduit. The Reporting Person does not have any officers or directors. IXIS Financial Products Inc. ("IXIS"), a structurer of complex financial instruments, acts as the Reporting Person's Program Administrator. IXIS' principal business address is located at 9 West 57th Street, New York, NY 10019. Global Securitization Services, LLC ("GSS") provides support services to structured finance vehicles and acts as the Reporting Person's Manager. GSS' principal business address is located at 445 Broad Hollow Road, Suite 239, Melville, New York 11747.

     (d) During the last five years, the Reporting Person and, to the Reporting Person's knowledge, IXIS or GSS have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person and, to the Reporting Person's knowledge, IXIS or GSS have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) The Reporting Person is organized under the laws of the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Person acquired the Preferred Shares for $50,250,000.00 using its working capital. As an asset backed commercial paper conduit, the Reporting Person's working capital is obtained through the issuance of commercial paper.

Item 4.  Purpose of Transaction

     The Reporting Person acquired the Preferred Interests for investment purposes.

Item 5.  Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns 2512.5 shares of Preferred Interests, representing approximately 37.5% of the outstanding Preferred Interests.

     Except as set forth in this Item 5(a), neither the Reporting Person nor, to the best knowledge of the Reporting Person, IXIS or GSS beneficially own any Preferred Interests.

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole or power to dispose or to direct the disposition of the Preferred Interests reported hereby.

     (c) The Preferred Interests identified in Item 5(a) hereof we acquired on July 31, 2006. Except as identified in the preceding sentence, neither the Reporting Person nor, to the best knowledge of the Reporting Person, IXIS or GSS has effected any transaction in the Preferred Interests during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     No applicable

Item 7.  Material to Be Filed as Exhibits

     Not applicable

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2006


                                        Versailles Assets LLC


                                        By:  /s/ Bernard J. Angelo
                                             -----------------------------------
                                             Name:   Bernard J. Angelo
                                             Title:  Senior Vice President